Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

August 14, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 30, 2019

CIK: 0001561550

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 9, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on July 30, 2019. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 57

1.

We note your response to prior comment 2. Please explain further your inclusion of additional usage and committed amounts in calculating the monthly run-rate (MRR). In this regard, tell us what each of these represent. With regards to additional usage, if a customer incurs additional usage in a given month and it is included in your MRR, please clarify whether that customer is contractually committed to similar levels of usage in the following months. If not, tell is how you determined that is appropriate to annualize the revenue related to such additional usage in determining your annualized run-rate.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 14, 2019

Page Two

In response to the Staff’s comment, the Company has revised page 58 of the Amended Draft Registration Statement to clarify the components of MRR. In addition, the Company respectfully advises the Staff that substantially all of the Company’s revenue is driven by its customers’ infrastructures. These assets are not transactional and instead continue to operate from week to week and month to month. If a customer’s infrastructure continues to operate, so do the Company’s products and the Company continues to receive revenue generated from such products.

As a result of the integral nature of the Company’s products, over the periods presented, we have observed that MRR has been a close approximation of GAAP revenue, and that the proportion of total MRR driven by additional usage and monthly subscriptions has been growing and stable.

From 2015 through June 30, 2019, the ratio of monthly GAAP revenue to the monthly MRR has been 99%, on average. In other words, GAAP revenue has been approximately $0.99 to every $1.00 of MRR, on average. Additionally, from 2018 through June 30, 2019, the ratio of monthly GAAP revenue to monthly MRR has been 101%, on average. Therefore, in more recent periods, MRR has been a conservative approximation for revenue. The Company respectfully advise the Staff has not historically tracked GAAP revenue on a customer-by-customer basis for purposes of the information presented in the cohort chart on page 59 of the Amended Draft Registration Statement.

Further, the Company has seen increasing and stable trends in additional usage and monthly subscriptions. From 2015 through June 30, 2019, MRR driven by additional usage has continued to increase over time, displaying an average quarter-over-quarter growth of 21%, and increasing 16 out of 17 quarters. In addition, since 2015, when the Company first began tracking this data, the percent of the Company’s MRR driven by additional usage and monthly subscriptions has varied, in each case, an average of less than 1% on a month-to-month basis. In addition, the greatest differential in the percent of MRR driven by additional usage and monthly subscriptions between sequential months has been, in each case, approximately 3%. Total MRR on a month-to-month and client-by-client basis has also proven to be stable and recurring, with prior-month MRR of an individual customer acting as a very strong predictor of that customer’s current-month MRR. From 2015 through June 30, 2019, the statistical relationship (R2) of current-month MRR relative to prior-month MRR from those existing customers has been 0.9513.

The Company believes that the above information, together with its dollar-based net retention rate, dollar-based gross retention rate and immaterial attrition rates for monthly subscriptions over the periods presented in the graphic on page 59 of the Amended Draft Registration Statement, supports the Company’s basis for its calculation of MRR and for including MRR as an indicator of its revenue on an annualized basis.

2.

We note your revised disclosures in response to prior comment 4. Please clarify why you chose to disclose that your dollar-based net retention rate has been over 130% for each of the last eight fiscal quarters when it appears that a higher data point may be more relevant. Also, confirm that you intended to refer to a dollar-based net retention rate of 146% as of June 30, 2019 and explain why such amount differs from the supplemental information you provided. Lastly, to add context to your current measures, please revise to provide comparative data for each period presented.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 14, 2019

Page Three

The Company confirms that its dollar-based net retention as of June 30, 2019 was 146%, and has revised the disclosure on pages 2, 59 and 79 of the Amended Draft Registration Statement to provide its dollar-based net retention rate for each of the periods presented.

3.	Please disclose how you determine the ARR attrition for purposes of calculating the dollar-based gross retention rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Amended Draft Registration Statement.

    *    *    *

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 14, 2019

Page Four

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com